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                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, DC 20549

                                 Schedule 13G
                                (Rule 13d-102)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
             TO RULES 13d-1(b)and(c)AND AMENDMENTS THERETO FILED
                             PURSUANT TO 13d-2(b)
                             (Amendment No. 3)(1)

                 Coherent Communications Systems Corporation
                               (Name of Issuer)

                    Common Stock, $.01 par value per share
                        (Title of Class of Securities)

                                 192478 10 5
                                (CUSIP Number)





(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP NO.    192478 10 5               13G

1.   NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Daniel L. McGinnis

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                         (a)  /  /
                                                         (b)  /  /

3.   SEC USE ONLY

4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING  PERSON WITH

     5.   SOLE VOTING POWER

          824,191

     6.   SHARED VOTING POWER

          50,000

     7.   SOLE DISPOSITIVE POWER

          824,191

     8.   SHARED DISPOSITIVE POWER

          50,000

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     874,191

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
SHARES*    /  /

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     5.7%

12.  TYPE OF REPORTING PERSON*

     IN


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Item 1 (a)   Name of Issuer:

Coherent Communications Systems Corporation

Item 1 (b)   Address of Issuer's Principal Executive Offices:

45085 University Drive
Ashburn, VA 20147-2745

Item 2 (a)   Name of Person Filing:

Daniel L. McGinnis

Item 2 (b)   Address of Principal Business Office,
or, if None, Residence:

45085 University Drive
Ashburn, VA 20147-2745

Item 2 (c)   Citizenship:

USA

Item 2 (d)   Title of Class of Securities:

Common Stock, $.01 par value

Item 2 (e)   CUSIP Number:

192478 10 5

Item 3 If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a :

             (a)  /  / Broker or dealer registered under Section 15 of the Act.

             (b)  /  / Bank as defined in Section 3(a)(6) of the Act.

             (c)  /  / Insurance Company as defined in Section 3(a)(19) of the
                       Act.

             (d) / / Investment Company registered under Section 8 of the Investment Company Act of 1940.

             (e)  /  / Investment Adviser registered under Section 203 of the
                       Investment Advisers Act of 1940.

             (f)  /  / Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see 13d-1(b)(1)(ii)(F).


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             (g)  /  / Parent Holding Company, in accordance with Rule
                       13d-1(b)(ii)(G); see Item 7.

             (h)  /  / Group, in accordance with Rule 13d-1(b)(1)(ii)(H).

Not Applicable

Item 4       Ownership:

(a)  Amount Beneficially Owned:

     874,191 (includes 81,693 shares that could be acquired upon exercise of options exercisable within 60 days of 12/31/97)

(b)  Percent of Class:

     5.7%

(c)  Number of shares as to which such person has:

     (i)   sole power to vote or to direct the vote:

           824,191 (includes 81,693 shares that could be acquired upon exercise of options exercisable within 60 days of 12/31/97

     (ii)  shared power to vote or to direct the vote:

           50,000

     (iii) sole power to dispose or to direct the disposition of:

           824,191 (includes 81,693 shares that could be acquired upon exercise of options exercisable within 60 days of 12/31/97

     (iv)  shared power to dispose or to direct the disposition of:

           50,000

Item 5     Ownership of Five Percent or Less of a Class:

Not applicable

Item 6     Ownership of More than Five Percent on Behalf of Another Person:

Not applicable


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Item 7     Identification and Classification of the Subsidiary Which Acquired
           the Security Being Reported on by the Parent Holding Company:

Not applicable

Item 8     Identification and Classification of Members of the Group:

Not applicable

Item 9     Notice of Dissolution of Group:

Not applicable

Item 10    Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.


                                   SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       /s/ Daniel L. McGinnis
                                       ---------------------------------------
                                       Daniel L. McGinnis


Dated:  February 1, 1998